Exhibit 99.1

Convocation Notice of the 23rd

Ordinary General Meeting of Shareholders

of

Internet Initiative Japan Inc.

This document is an English translation of the “Convocation notice of the 23rd ordinary general meeting of shareholders” (“Dai ni-jyu-sankai teiji kabunushi sokai shoshu gotsuchi”) of Internet Initiative Japan Inc. (“IIJ” or “the Company”) to be held on June 26, 2015.

CAUTIONARY NOTES

Note 1:
This document contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended) about our future plans that involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties, and other factors include, in particular, the factors set forth in “Item 3.D: Risk Factors” of our Annual Report on Form 20-F dated July 16, 2014 which has been filed with the U.S. Securities and Exchange Commission. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievement or financial position expressed or implied by these forward-looking statements.

Note 2:
This document has been prepared pursuant to the requirements of the Companies Act of Japan. Consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. Non-consolidated financial statements included in this document are prepared in accordance with generally accepted accounting principles in Japan which differ from consolidated financial statements which IIJ should file with the U.S. Securities and Exchange Commission as Form 20-F.

Note 3:
The ADRs holders shall instruct The Bank of New York Mellon Corporation to exercise their voting rights represented by the shares underlying their ADRs but they may only provide their instructions to The Bank of New York Mellon Corporation. Otherwise, they are not entitled to exercise any voting right unless they cancel their ADRs and withdraw the shares of common stock. This means they may not be able to exercise any voting rights for IIJ and attend the ordinary general meeting of shareholders of IIJ.

TRANSLATION

June 8, 2015
TO OUR SHAREHOLDERS:
Eijiro Katsu President and Representative Director Internet Initiative Japan Inc. 2-10-2 Fujimi, Chiyoda-ku, Tokyo, Japan

CONVOCATION NOTICE OF
THE 23RD ORDINARY GENERAL MEETING OF SHAREHOLDERS

You are hereby requested to attend the 23rd ordinary general meeting of shareholders of Internet Initiative Japan Inc. (“IIJ” or “the Company”,) which is to be held as stated below.
In the event you are unable to attend the meeting, after reviewing the referential documents below, you may exercise your voting rights by indicating approval or disapproval on the voting form attached hereto and sending it or via the Internet. Please exercise your voting rights by no later than the end of business hours (5:30 PM) on Thursday, June 25, 2015.

1. Date and Time:	10:00 A.M., Friday, June 26, 2015

2. Venue:	Bellesalle Kudan Event Hall
3rd floor, Sumitomo Fudosan Kudan Bldg.
1-8-10 Kudankita, Chiyoda-ku, Tokyo, Japan

The venue for this year’s meeting is different from last year.

3.   Agenda of the Meeting:

Subjects to be Reported:

1.
Business report, consolidated financial statements and a report on the audit results of consolidated financial statements by the accounting auditors and the board of company auditors for the 23rd term (from April 1, 2014 to March 31, 2015)

2.	Non-consolidated financial statements for the 23rd term (from April 1, 2014 to March 31, 2015)

Subjects to be Resolved:

Item 1: Appropriation of Retained Earnings
Item 2: Election of Nine(9) Directors

4.   Notice to Shareholders

With regard to the documents attached hereto, if there are any changes to be notified to the shareholders up to the day prior to the ordinary general meeting of shareholders, you may be notified by mail or IIJ’s web site at http://www.iij.ad.jp/ir/. (Japanese only)

(Attachment)
Business Report for the 23rd Fiscal Year

1. Matters Regarding the Current Status of the IIJ Group

(1) Progress and Results of the Business
During the fiscal year ended March 31, 2015 ("FY2014"), the Japanese economy has been on the track of a moderate recovery, as we saw improvements in corporate earnings, employment situation and exports. With respect to future prospects, under the circumstances that employment and income situation show a trend toward improvement, the Japanese economy is expected to continuously recover, supported by the effects of the economic policies. However, attentions should be given to the downside risks of the Japanese economy by slowdown in overseas economies.
For the ICT (*) related market where we belong to, in the context of increasing network usage along with progress of network and devices, changes of corporate information system such as widespread of cloud computing(*) and application of various data to business, we expect demands for highly reliable network and systems to continually increase. In FY2014, corporations’ motivation for IT investment increased steadily along with recovery of the Japanese economy, and demands for mobile related services also increased largely due to popularization of smart phone and tablet devices.
Under these market circumstances, we have a view of expanding our business scale in middle to long-term and have aggressively developed our businesses by means of hiring human resources, development of services and solutions, continuous investment in network infrastructures and enhancing overseas business in FY2014. As for cloud services, it has been gradually and steadily applied to enterprise mission critical core systems and operation systems, and the trend is expected to continue in middle-term. In FY2014, we acquired large cloud projects such as preventing unauthorized online banking remittance for a major financial institution and migrating incumbent business systems into core business platform for a major logistic company in Japan. Cloud related revenue for FY2014 increased to JPY12.3 billion, as compared to the revenue of JPY9.8 billion for FY2013. As for mobile services for consumer,  inexpensive data communication and voice services with SIM cards (*) has rapidly become popular and we expect that this market would strongly grow in next couple of years. The number of subscription for high-speed mobile services for consumer at the end of FY2014 was 430 thousand, increased from 169 thousand at the end of FY2013. It was mainly due to expanding sales agency network, revisions for service specification and enhancements of service line-ups. Regarding mobile services for enterprise, demand for MVNE (*) platform that we provide mobile network infrastructures and related systems to MVNO (*) has increased and we provided MVNE platform to MVNO such as Panasonic and CATV operators. As a result, MVNO related mobile services revenues have strongly increased from JPY 4.7billion for FY2013 to JPY 7.7 billion in FY2014. In relation to overseas businesses, deficit for FY2014 was JPY0.8 billion (deficit for FY2013 was JPY0.6 billion) with revenue of JPY4.9 billion, as it is still at start-up phase.  We have generated business opportunities such as sales of container-unit data center modules (*) for projects in Russia and Laos, and started a joint venture partnership with a strong local partner company in order to provide cloud services in Indonesia.
Overview of FY2014 financial results were as follows. As for FY2014 revenues, cloud services, mobile services and systems integration contributed to revenue growth, and total revenue increased by 7.7% year-on-year (“YoY”). In the second half of FY2014, a growth rate was stronger than the first half and the growth rate was 10.0%. On the other hand, the profits decreased mainly due to increase in cost and expense relating to strengthening business development and investment. Personnel-related and outsourcing costs to develop services and solutions, circuit related costs and depreciation and amortization costs to enhance network infrastructure increased. In addition to these, there were cost and expenses related to the headquarter relocation and the decreased rate of wholesale telecommunications service charge(*) of NTT DOCOMO, Inc. ("NTT DOCOMO"), connection charge per Mbps, for use of mobile service infrastructure was lower than expected.
As for our FY2014 financial results, network services revenue was JPY69,006 million, up 2.6% YoY (JPY67,286 million for FY2013), systems integration revenue was JPY48,237 million, up 13.6% YoY (JPY42,469 million for FY2013), and total revenues were JPY123,050 million, up 7.7% YoY (JPY114,272 million for FY2013). Total cost of revenues was JPY100,978 million, up 8.3% YoY (JPY93,206 million for FY2013). Gross margin was JPY22,072 million, up 4.8% YoY (JPY21,066 million for FY2013) and gross margin ratio was 17.9%, down 0.5 points YoY. SG&A expenses was JPY16,997 million, up 10.8% YoY (JPY15,343 million for FY2013). As a result, operating income was JPY5,075 million, down 11.3% YoY (JPY5,723 million for FY2013) and operating income ratio was 4.1%, down 0.9 points YoY. Income before income tax expenses was JPY5,139 million, down 18.1% YoY (JPY6,275 million for FY2013). Net income attributable to IIJ was JPY3,322 million, down 25.2% YoY (JPY4,442 million for FY2013).
In segments results, revenues for network services and systems integration business segment were JPY119,819 million, up 7.1% YoY (JPY111,901 million for FY2013) and operating income was JPY4,335 million, down 17.8% YoY (JPY5,275 million for FY2013). As for ATM (*) operation business, revenues were JPY3,640 million, up 28.8% YoY (JPY2,827 million for FY2013) and operating income was JPY886 million, up 53.1% YoY (JPY578 million for FY2013).

The status of our business by the type of services is as follows:

[Network services]
Revenues for Internet connectivity services for enterprise were JPY16,350 million, down 1.4% YoY (JPY16,585 million for FY2013). There were increase in enterprise mobile service revenues and decrease in IP services revenues including data center connectivity services revenues.
Revenues for Internet connectivity services for consumer were JPY8,222 million, up 36.5% YoY (JPY6,025 million for FY2013), mainly due to the large revenue growth of consumer mobile services.
WAN services revenues were JPY24,326 million, down 2.7% YoY (JPY25,006 million for FY2013).
Outsourcing services revenues were JPY20,108 million, up 2.2% YoY (JPY19,670 million for FY2013), due to the increase in revenues of “IIJ GIO Hosting Package Service” and others.
As a result of these, FY2014 Network services revenues in total were JPY69,006 million, up 2.6% YoY (JPY67,286 million for FY2013).
Cost of Network Services revenue was JPY54,932 million, up 3.6% YoY (JPY53,046 million for FY2013). The increase was mainly due to the increase in outsourcing-related costs along with the increase in mobile-related services revenues, and the increase in depreciation and amortization cost along with the expansion and upgrade of network facilities. Gross margin was JPY14,073 million, down 1.2% YoY (JPY14,240 million for FY2013) and gross margin ratio was 20.4%.

[Systems integration]
Systems construction revenue, a one-time revenue, was JPY20,437 million, up 9.4% YoY (JPY18,673 million for FY2013). Revenue increased mainly due to the increase in the scale of systems construction projects. Systems operation and maintenance revenue, a recurring revenue, was JPY27,800 million, up 16.8% YoY (JPY23,796 million for FY2013). “IIJ GIO Component Services” revenues increased and systems construction projects that were completed and shifted to operation and maintenance phase contributed to the revenue increase of systems operation and maintenance.
As a result of these, systems integration revenues in total for FY2014 were JPY48,237 million, up 13.6% YoY (JPY42,469 million for FY2013).
Cost of systems integration revenues for FY2014 was JPY41,562 million, up 13.8% YoY (JPY36,510 million for FY2013). The increase was mainly due to the increase in personnel-related costs and outsourcing-related costs along with the revenue growth and solution development, increase in purchasing costs along with the systems construction revenue growth and increase in depreciation and amortization costs due to the expansion of service facility such as for cloud services. Gross margin was JPY6,676 million, up 12.0% YoY (JPY5,959 million for FY2013) and gross margin ratio was 13.8%.
Orders received for systems integration and equipment sales totaled JPY55,149 million, up 14.0% YoY (JPY48,387 million for FY2013). Within the total, orders received for systems construction and equipment sales were JPY22,236 million, up 2.2% YoY (JPY21,763 million for FY2013) and orders received for systems operation and maintenance were JPY32,913 million, up 23.6% YoY (JPY26,624 million for FY2013).
Order backlog for systems integration and equipment sales as of March 31, 2015 amounted to JPY29,053 million, up 19.5% YoY (JPY24,308 million as of March 31, 2014). Within this amount, order backlog for systems construction and equipment sales was JPY4,734 million, down 7.2% YoY (JPY5,102 million as of March 31, 2014) and order backlog for systems operation and maintenance was JPY24,319 million, up 26.6% YoY (JPY19,206 million as of March 31, 2014).

[Equipment sales]
Equipment sales revenues were JPY2,167 million, up 28.2% YoY (JPY1,690 million for FY2013).
Cost of Equipment Sales revenues was JPY1,932 million, up 26.6% YoY (JPY1,527 million for FY2013). Gross margin was JPY235 million, up 43.5% YoY (JPY164 million for FY2013) and gross margin ratio was 10.8%.

[ATM operation business]
ATM Operation Business revenues were JPY3,640 million, up 28.8% YoY (JPY2,827 million for FY2013). The increase was in accordance with the increase in the number of placed ATMs. As of March 31, 2015, 1,059 ATMs were in operation.
Cost of ATM Operation Business revenues was JPY2,552 million, up 20.2% YoY (JPY2,123 million for FY2013) in accordance with increase in the number of placed ATMs. Gross margin was JPY1,089 million, up 54.7% YoY (JPY704 million for FY2013) and gross margin ratio was 29.9%.

(2) Capital Expenditures
Capital expenditures (including capital leases) for FY2014 were JPY11,835 million (JPY12,560 million for FY2013). In addition to acquisition of equipment for the expansion and improvement of existing network facilities, there were additional investment in facilities for cloud related server and software, investments in relation to our headquarter relocation and etc.

(3) Financing
There is nothing to report on this subject.

(4) Transfers of Business, Split-offs or Spin-offs
There is nothing to report on this subject.

(5) Acquisition of Business from Other Companies
There is nothing to report on this subject.

(6) Succession to the Rights and Responsibilities of Other Companies through Mergers and Acquisitions
There is nothing to report on this subject.

(7) Acquisition or Disposal of Shares or Other Equities or Warrants of Other Companies
On December 1, 2014, we acquired all the shares of RYUKOSHA NETWARE Inc. ("RYUKOSHA") from its existing shareholders making it a wholly owned subsidiary of IIJ. RYUKOSHA engages in human resources outsourcing business for fields such as systems operation and service support.

(8) Issues that the Group Faces
For the ICT related market where we belong to, while a competitive environment intensifies, we expect to see a great opportunity in middle to long-term.
We recognize that our competitive advantages are the accumulation of internet-related technologies and development of our blue-chip corporate client base. Our basic strategy is to seize increasing corporates’ IT outsourcing demands by incorporating those demands with new service development which meet our corporate customers’ needs and providing them with systems integration as solution packages.
In order to promote the strategy above continuously and enhance our competitiveness, we recognize that we need to engage in the followings; maintaining and enforcing our technological strength, developing new services and strengthening our service line-ups, maintaining and enforcing our network and systems quality by enhancing our network and system infrastructure, further promoting our cloud services with enhancement of systems integration capability, reinforcing sales and marketing organization, enhancing sales partnership, strengthening our overseas business to support customers who expand overseas business, hiring competent human resources and developing their skills and strengthening our operation management to support these actions. Also, during a period of strengthening our business investment, we recognize that it is important for us to allocate human resources optimally, maintain and increase our operation efficiency, reinforce income and expenditure management and enforce management of return on investment in every business segment.
Though revenues for FY2014 increased from FY2013, especially larger in the second half of the fiscal year, there was a large increase in costs and expenses. Therefore, income for FY2014 decreased compared to FY2013 results. We recognize that we need to realize profit growth as well as business expansion for FY2015. Therefore, we target to realize large increase in profit by accelerating a trend of revenues growth which would cover an increase in cost and expenses.

Continued support from our shareholders would be very much appreciated.

(9) Historical Data of Assets and Income
(JPY thousands except per share data)
	20th fiscal Year	21st fiscal Year	22nd fiscal Year	23rd fiscal Year
	FY2011	FY2012	FY2013	FY2014
Revenues	97,314,605	106,248,486	114,272,351	123,050,115
Operating income	6,353,483	7,752,642	5,723,312	5,075,238
Net income attributable to IIJ	3,640,963	5,300,654	4,442,237	3,322,081
Basic net income attributable to IIJ per share	JPY89.82	JPY130.76	JPY100.26	JPY 72.31
Total assets	73,493,246	82,111,266	103,866,575	108,705,315
Total IIJ shareholders’ equity	32,688,205	37,606,775	59,912,185	62,504,402
IIJ shareholders’ equity per share	JPY806.38	JPY927.72	JPY1,304.17	JPY 1,360.50
(Notes)
1.	IIJ’s consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (US GAAP).
2.	Basic net income attributable to IIJ per share is calculated based on the weighted-average number of common shares outstanding during each fiscal year.
3.	IIJ shareholders’ equity per share is calculated based on the total number of common shares (excluding treasury stock) outstanding at the end of each fiscal year.
4.
IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. Accordingly, basic net income attributable to IIJ per share and IIJ shareholders’ equity per share for the 20th and 21st fiscal year have been calculated  respectively, as if the stock split was conducted at the beginning of the 20th fiscal year.

5.
IIJ issued 4,700,000 shares of common stock by way of public offering in July, 2013 and also issued 700,000 shares of common stock by way of third-party allotment in connection with secondary offering of shares by way of over-allotment in August, 2013. As a result of these, the total number of shares issued increased by 5,400,000 shares and total IIJ shareholders’ equity increased by JPY17,271 million.

(10) Items of the Principal Parent Companies and Subsidiaries

Major Subsidiaries
Name of company	Common stock (Unit : thousands)	Ownership	Primary business
IIJ Innovation Institute Inc. (“IIJ-II”)	JPY75,000	100.0%	R&D for the next generation internet
IIJ Engineering Inc. (“IIJ-EG”)	JPY400,000	100.0%	Operation and monitoring of network systems, customer service support and call centers
IIJ Global Solutions Inc. (“IIJ-GS”)	JPY490,000	100.0%	Provision of network services and systems integration
Trust Networks Inc. (“Trust Networks”)	JPY100,000	79.5%	Operation of ATMs and ATMs networks
Net Chart Japan, Inc. (“Net Chart”)	JPY55,000	100.0%	Development and construction of networks, operation and maintenance of networks and sales of network-related equipment
hi-ho Inc. (“hi-ho”)	JPY240,000	100.0%	Provision of Internet connectivity services for consumer
RYUKOSHA	JPY10,000	100.0%	Provision of human resources outsourcing services for systems operation and service support
IIJ America Inc. (“IIJ-A”)	USD10,460	100.0%	Provision of network services, systems integration and other related services in the U.S.
IIJ Europe Limited (“IIJ-Europe”)	GBP143	100.0%	Provision of network services, systems integration and other related service in Europe
IIJ Global Solutions Singapore Pte. Ltd. (“IIJ-GS SGP”)	SGD1,895	(48.9%) 100.0%	Provision of network services, systems integration and other related service in Singapore
IIJ Global Solutions China Inc. (“IIJ-GS China”)	USD5,950	(100.0%) 100.0%	Provision of network services, systems integration and other related service in China
(Notes)
1. Ownership percentage in brackets above represents indirect ownership.
2. IIJ-EG has changed its company’s name from Net Care, Inc. in October 1, 2014.

As of the end of FY2014, the number of consolidated subsidiaries was 15 and the number of equity-method investees was seven(7).

(11) Major Business Lines
Our major business lines are to provide network services, systems integration, equipment sales and ATM operation business.

(12) Major Offices

Name	Functions	Address
IIJ	Headquarters	Chiyoda-ku, Tokyo
	Branches and sales offices	Osaka-shi, Nagoya-shi, Fukuoka-shi, Sapporo-shi, Sendai-shi, Toyama-shi, Hiroshima-shi, Yokohama-shi, Toyota-shi and Naha-shi
IIJ-II	Headquarters	Chiyoda-ku, Tokyo
IIJ-EG	Headquarters	Chiyoda-ku, Tokyo
IIJ-GS	Headquarters	Chiyoda-ku, Tokyo
	Branches	Osaka-shi, Sapporo-shi , Nagoya-shi and Fukuoka-shi
Trust Networks	Headquarters	Chiyoda-ku, Tokyo
Net Chart	Headquarters	Yokohama-shi
hi-ho	Headquarters	Chiyoda-ku, Tokyo
RYUKOSHA	Headquarters	Chuo-ku, Tokyo
IIJ-A	Headquarters	California, the United States
IIJ-Europe	Headquarters	London, the United Kingdom
IIJ-GS SGP	Headquarters	Singapore
IIJ-GS China	Headquarters	Shanghai, China

(13) Employees

Number of employees as of the end of FY2014	Change from the end of FY2013
2,835	+482
(Note) The above figures include employees and contracted employees and exclude employees seconded from other companies.

(14) Major Borrowings

Source	Balance (JPY thousands)

Mizuho Bank, Ltd.	2,500,000
Sumitomo Mitsui Banking Corporation	2,500,000
The Bank of Tokyo-Mitsubishi UFJ, Ltd.	2,500,000
Mitsubishi UFJ Trust and Banking Corporation	1,500,000

2. Matters Regarding Shares of the Company

(1) Number of shares authorized: 75,520,000 shares

(2) Number of shares issued and outstanding: 46,701,000shares (Including treasury stock: 758,709 shares)

(3) Number of shareholders at the end of FY2014: 11,248

(4) Major shareholders:

Name of shareholders	Number of shares held (shares)	Shareholding Ratio
Nippon Telegraph and Telephone Corporation	10,095,000	22.0%
GOLDMAN, SACHS & CO. REG	2,279,987	5.0%
NTT Communications Corporation	2,040,000	4.4%
Koichi Suzuki	1,808,800	3.9%
ITOCHU Corporation	1,436,000	3.1%
MORGAN STANLEY & CO.LLC	1,412,004	3.1%
The Dai-ichi Life Insurance Company, Limited	1,273,000	2.8%
Japan Trustee Services Bank, Ltd (Trust account)	1,226,500	2.7%
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS	1,110,398	2.4%
BNY GCM CLIENT ACCOUNT JPRD AC ISG(FE-AC)	901,659	2.0%
(Notes)
1.	Shareholding ratio is calculated by deducting treasury stock from total number of shares issued.
2.
THE BANK OF NEW YORK MELLON AS DEPOSITARY BANK FOR DEPOSITARY RECEIPT HOLDERS is the nominee of The Bank of New York Mellon, which is the depositary of IIJ’s ADRs, and the number of shares held by The Bank of New York Mellon as Depositary Bank for Depositary Receipt Holders is equivalent to the number of ADRs outstanding.

3.
Kabushiki Kaisha KS Holdings, a wholly owned and controlled by Mr. Koichi Suzuki, is a joint holder of Mr. Koichi Suzuki and the company owned 810,000 shares of common stock of IIJ, representing 1.8 percent of the total, as of March 31, 2015.

4.
Joho Capital, L.L.C. (“Joho”) filed a report of substantial shareholding with the Director General of the Kanto Bureau of the Ministry of Finance on January 30, 2013. According to the filing, Joho Capital, L.L.C. owned 3,429,200 shares of common stock of IIJ as of January 28, 2013, representing 7.5 percent of the total at that point. Since then, we have not recognized any filings by Joho. Their holdings were not verified based on the shareholder record as of March 31, 2015, therefore, Joho and their holdings are not included in the above list.

(5) Other important matters regarding shares
There is nothing to report on this subject.

3. Matters Regarding the Company’s Stock Acquisition Rights

	Allotment date	Number of stock acquisition rights outstanding	Type of stock and number of shares subject to stock acquisition rights	Issue price (per stock acquisition right)	Exercise of stock acquisition rights (per share)	Exercise period
#1 Stock Acquisition Rights	July 14, 2011	125	Common Stock 25,000 shares	JPY 259,344	JPY 1	From July 15, 2011 to July 14, 2041
#2 Stock Acquisition Rights	July 13, 2012	119	Common Stock 23,800 shares	JPY 318,562	JPY 1	From July 14, 2012 to July 13, 2042
#3 Stock Acquisition Rights	July 11, 2013	86	Common Stock 17,200 shares	JPY 647,000	JPY 1	From July 12, 2013 to July 11, 2043
#4 Stock Acquisition Rights	July 10, 2014	128	Common Stock 25,600 shares	JPY 422,600	JPY 1	From July 11, 2014 to July 10, 2044
(Notes)
1.
A person granted the stock acquisition rights may exercise his or her rights only within ten days from the day immediately following the day on which the person loses his or her position as neither a Director nor an Executive Officer of IIJ.

2.
IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. In connection with the stock split, as for #1 and #2 Stock Acquisition Rights, number of shares to be issued per stock acquisition right upon exercise of stock acquisition rights were adjusted as follows after the record date.

Before adjustment : 1 share per stock acquisition right
After adjustment  : 200 shares per stock acquisition right

(1)	IIJ’s Stock Acquisition Rights Granted to and Held by IIJ’s Directors or Company Auditors as of the End of FY2014

	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Number of holders Number of stock acquisition rights
#1 Stock Acquisition Rights	89	Common Stock 17,800 shares	6 Directors 89
#2 Stock Acquisition Rights	74	Common Stock 14,800 shares	6 Directors 74
#3 Stock Acquisition Rights	60	Common Stock 12,000 shares	7 Directors 60
#4 Stock Acquisition Rights	88	Common Stock 17,600 shares	7 Directors 88
(Notes)
1.	In place of the retirement allowance plan for Directors which was abolished, the Stock Acquisition Rights mentioned in the above were issued in consideration of their execution of duties.
2.	There are no stock acquisition rights granted to and held by IIJ’s part- time Directors, outside Directors or Company Auditors at the end of FY2014.
3.
IIJ conducted a 1:200 stock split on common stock with an effective date of October 1, 2012. In connection with the stock split, as for #1 and #2 Stock Acquisition Rights, number of shares to be issued per stock acquisition right upon exercise of stock acquisition rights were adjusted as follows after the record date.

Before adjustment : 1 share per stock acquisition right
After adjustment  : 200 shares per stock acquisition right

(2)	IIJ’s Stock Acquisition Rights Granted to Employees or Others during FY2014

	Number of stock acquisition rights	Type of stock and number of shares subject to stock acquisition rights	Number of holders Number of stock acquisition rights
#4 Stock Acquisition Rights	40	Common Stock 8,000 shares	10 Executive Officers 40
(Note)	Except the above, there are no stock acquisition rights granted to IIJ employees, IIJ’s consolidated subsidiary’s directors or employees during FY2014.

4. Matters Regarding Directors, Company Auditors and Executive Officers of the Company

(1) Directors and Company Auditors

Position in the Company	Name	Business in charge or important concurrent posts
Chairman and Representative Director	Koichi Suzuki
CEO

[Important concurrent posts]
Director of IIJ-GS
President and Representative Director of IIJ-EG
Chairman and Representative Director of hi-ho
Chairman of IIJ-A
President and Representative Director of Internet Multifeed Co.

President and Representative Director	Eijiro Katsu	COO [Important concurrent posts] Outside Company Auditor of The Yomiuri Shimbun
Senior Managing Director	Hideshi Hojo	Director in charge of Asian Business Development
Senior Managing Director	Takeshi Kikuchi	Director in charge of Busines Unit Division Director of Enterprise Business Division 2
Senior Managing Director	Hitoshi Imafuku	Division Director of Enterprise Business Division 1
Managing Director	Takamichi Miyoshi	Director in charge of Strategy Planning Division
Managing Director	Akihisa Watai	CFO Division Director of Administrative Division
Director	Yasurou Tanahashi	Outside Director of Murata Manufacturing Co., Ltd. Outside Director of Yokogawa Electric Corporation
Director	Takashi Hiroi	Senior Vice President, Finance and Accounting of Nippon Telegraph and Telephone Corporation (“NTT”)
Director	Junnosuke Furukawa	Senior Advisor of Furukawa Electric Co., Ltd. Director Advisor of Furukawa Ringyo Co.,Ltd.
Director	Shingo Oda	Outside Director of IT Holdings Corporation
Director	Toshinori Iwasawa	President and Representative Director of IIJ Global Solutions Inc.
Full-time Company Auditor	Kazuhiro Ohira
Full-time Company Auditor	Chiaki Furuya
Company Auditor	Masaki Okada	Attorney at law, Partner of Ishii Law Office
Company Auditor	Masaaki Koizumi	Japanese Certified Public Accountant, Koizumi CPA office Outside Company Auditor of Tsukui Corporation Outside Company Auditor of K.R.S. Corporation
(Notes)
1.	Business in charge or representatives of other organizations is stated as of March 31, 2015.
2.	Yasurou Tanahashi, Takashi Hiroi, Junnosuke Furukawa and Shingo Oda are outside directors, defined in Item 15, Article 2 of the Companies Act of Japan.
3.	Kazuhiro Ohira, Masaki Okada and Masaaki Koizumi are outside company auditors.
4.
Outside directors, Yasurou Tanahashi, Junnosuke Furukawa and Shingo Oda, and outside company auditors, Masaki Okada and Masaaki Koizumi are Independent Directors as specified by the Tokyo Stock Exchange.

5.	Masaaki Koizumi, a company auditor, is a Japanese Certified Public Accountant and has extensive expertise in finance and accounting
6.	Relationship between IIJ and those companies that our Directors hold important concurrent posts.
・NTT is IIJ's major shareholder (holds 10,095,000 shares of IIJ).
・Other than the above, there is no special relationship between IIJ and the companies where outside directors and corporate auditors hold concurrent positions.

(2) Executive Officers (As of April 1, 2015)
Name	Title	Principal position
Kazuhiro Tokita	Senior Executive Officer	Division Director of Financial System Business Division
Junichi Shimagami	Senior Executive Officer	CTO Division Director of Network Division
Masayoshi Tobita	Executive Managing Officer	Division Director of Administrative Division and General Manager of Business Unit Management Division
Kiyoshi Ishida	Executive Managing Officer	Division Director of Product Division
Naoshi Yoneyama	Executive Managing Officer	Division Director of Technology Unit and General Manager of Corporate Planning Department
Makoto Ajisaka	Executive Managing Officer	Division Director of Enterprise Business Division 1, Enterprise Business Division 3 and Strategic Business Division
Yoshikazu Yamai	Executive Managing Officer	Division Director of Service Operation Division
Yasumitsu Iizuka	Executive Officer	Division Director of Government Public & Educational Organization Business Division
Koichi Maruyama	Executive Officer	Division Director of Global Business Division
Naoya Kaihara	Executive Officer	Division Director of West Japan Business Division and Director of Kansai Branch
Seiji Okita	Executive Officer	Division Director of Solution Division
Masakazu Tachikui	Executive Officer	Division Director of Platform Division
(Note)	Seiji Okita and Masakazu Tachikui were appointed as Executive Officers of the Company on April 1, 2015.

(3) Total Remuneration to Directors and Company Auditors
10 Directors: JPY 296,723 thousand (including JPY 14,400 thousand for 3 outside directors)
4 Company Auditors: JPY 33,955 thousand (including JPY 16,425 thousand for 3 outside company auditors)

(Notes)
1.	The amounts of above remunerations include JPY 2,010 thousand for the reserve of accrued company auditors’ retirement benefits.
2.
The amounts of above remunerations include JPY 37,597 thousand as compensation-type stock options granted to full-time inside directors (not including part-time and outside directors) for duties performed during FY2014.

3.
It was resolved that the yearly amount of remuneration, etc. (including bonus) for Directors was to be JPY 500 million yen or less (including bonus and stock-compensation-type stock options) and JPY 100 million (including bonus) or less for Company Auditors at the 16th ordinary general meeting of shareholders of the Company held on June 27, 2008.

(4) Outside Directors and Company Auditors

(i) Important concurrent offices of executive directors and outside director at other companies
This is as described in the list of (1) Directors and Company auditors above.

(ii) Main activities during the current fiscal year

Position	Name	Principal Activities
Director	Yasurou Tanahashi	Attended 11 of the 12 board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Director	Takashi Hiroi	Attended 11 of the 12 board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Director	Junnosuke Furukawa	Attended all 12 of the board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Director	Shingo Oda	Attended 11 of the 12 board of directors meetings held during the fiscal year and made necessary remarks in deliberations.
Company Auditor	Kazuhiro Ohira
Attended all 12 of the board of directors meetings held during the fiscal year and made comments from time to time to clarify the doubt point, and attended all 18 of the board of company auditors meetings held during the fiscal year. At these meetings, he exchanged opinions about audit results and conferred about important matters concerned audit as a full-time company auditor.

Company Auditor	Masaki Okada
Attended 11 of the 12 board of directors meetings held during the fiscal year and made comments from time to time to clarify the doubt point, and attended 17 of the 18 board of company auditors meetings held during the fiscal year. At these meetings, he exchanged opinions about audit results and conferred about important matters concerned audit.

Company Auditor	Masaaki Koizumi
Attended all 12 of the board of directors meetings held during the fiscal year and made comments from time to time to clarify the doubt point, and attended all 18 of the board of company auditors meetings held during the fiscal year. At these meetings, he exchanged opinions about audit results and conferred about important matters concerned audit.

(Note)	The number of the board of directors meetings held during the fiscal year does not include a resolution by the board of directors by a letter pursuant to Article 370 of the Companies Act of Japan.

(iii) Outline of liability limitation contracts
The Company has concluded agreements with outside directors and company auditors (excluding Full-time company auditor, Kazuhiro Ohira) to indemnify them for personal liability as provided in Article 427, Paragraph 1 of the Companies Act of Japan. The agreements stipulates that in the event outside directors and company auditors have acted in good faith and without gross negligence, the outside directors and company auditors liability to the Company shall be limited to JPY 10,000 thousand or the minimum amount of liability stipulated under Article 427, Section 1 of the Companies Act, whichever is higher.

(iv) Total amount of compensations received from the subsidiaries
There is nothing to report on this subject.

5. Accounting Auditor

(1)	Name of Accounting Auditor:
Deloitte Touche Tohmatsu LLC

(2)	Accounting Auditor Remuneration for the fiscal year

(i)Remuneration for accounting auditor this fiscal year	JPY 110,000 thousand
(ii)Total cash or proceeds from other assets that should be paid by the Company or its subsidiaries	JPY 127,800 thousand
(Note)
The audit contract between the Company and the accounting auditor does not distinguish between remuneration paid for audits and quarterly reviews, therefore, the (i) are total amounts. Remuneration for audits and quarterly review includes, audits performed for the financial statement for the Companies Act of Japan, for the Financial Products Exchange Law in Japan and for the quarterly review in accordance with the standards of the PCAOB (Public Company Accounting Oversight Board), audit performed for internal control in accordance with the standards of the PCAOB and the audit performed for internal controls in accordance with the Financial Products Exchange Law in Japan.

(3) Non-audited operations
The Company paid compensation to the Accounting Auditor for guidance and advice related to “Conflict Minerals Reports in Dodd-Frank Act” that are not included in the services provided in Article 2, Paragraph 1 of the Certified Public Accountants Act of Japan.

(4) Policy for Dismissal or Refusal to Rehire an Accounting Auditor
An accounting auditor should be decided comprehensively by considering various factors, including the ability, the organization and team (including the auditing team), the performance of duties, the quality of audits and the independency.
If the board of company auditors evaluates that the accounting auditor doesn’t meet the above-stated various factors or violates acts against the Companies Act, Certified Public Accountant Law and other related laws or acts, or makes the Company lose a relationship of mutual trust and determines to dismiss or refuse to rehire an accounting auditor, the Company will consider to do so.

6. Basic Systems and Policies of the Company to Secure the Appropriateness of Business

(1) Systems for ensuring the compliance of directors with the law and articles of incorporation, and systems for ensuring the proper execution of other duties

The details of the resolution by the Board of Directors of the Company are as follows:

1. Systems for ensuring the compliance of Directors and employees with the law and articles of incorporation in the execution of their duties
(1)
The company will establish a code of ethics that sets for a standard of conduct and requires strict adherence to the law. In addition, the Company will establish regulations for applying the laws regarding the prevention of insider trading, the protection of personal information, among others.

(2)	The company will establish a system for appointing the necessary personnel to ensure compliance with the law, and for consulting with lawyers and other experts outside the Company.
(3)
The company will establish an internal reporting system for reporting any legal violations, and will maintain an internal notification system that enables people to contact the Board of Company Auditors while protecting the person reporting.

(4)
An Office of Internal Audits under the direct control of the president will conduct internal audits on a regular basis, indicating where each division could improve compliance with the law, and overseeing the improvements.

(5)
For legally required reports, ad hoc reports, and other types of releases, the Company will establish a Disclosure Committee whose members consist of Directors, External Directors, executive officers and Auditors, whom will evaluate the content for appropriateness and completeness, and approve any material to be released.

2. Systems for Preserving and Managing Information Related to the Execution of Duties by Directors
(1)
Basic policy and procedures regarding the handling of information assets will be set and followed in the handling of information and documents related to the execution of duties by Directors (“performance information”), these policies and procedures will detail who is responsible for managing the information, how long the information is to be stored, how it is to be stored, measures for countering loss or leakage of the information, and proper management of the information. The management of this information will be reviewed on a regular basis.

(2)
The company will create a system that ensures the proper filing of performance information (committing it to electronic storage when necessary), and that enables the quick verification of the existence, condition, and content of these documents. In addition, the system will allow people with the proper authority to view documents related to the Auditors and others without delay.

(3)	The duties related to the above fall under the jurisdiction of the Chief Information Security Officer
(or Executive Officers) and the Chief Document Management Officer (or Executive Officers).
3. Regulations Governing Risk Management and Other Systems
(1)
The Director (or Executive Officers) that oversees the operation of each division will identify the risks defined by the governing regulations, evaluate these risks, and develop measures to counter these risks, as well as review them on a regular basis.

(2)	For certain risk categories, a Review Committee will be established to evaluate the risk and to develop countermeasures.
(3)	A Business Continuity Plan will be developed to address potential emergency situations.
(4)
An Internal Auditor Office under the direct control of the President will conduct internal audits on a regular basis, indicating where each division could improve operations, including risk management, and overseeing the improvements.

4. Systems for Ensuring the Efficient Execution of Duties by Directors
(1)
A business plan for each fiscal year will be created in line with management objectives, and each operation will actively seek to achieve the goals put forth in the plan. In addition, regular progress reports will be submitted and reviewed to monitor progress on each target.

(2)
In management of operations, all issues that should be decided by the Board of Directors in accordance with the Regulations of the Board of Directors will be strictly decided by the Board, and as a basic rule of the decision-making process, sufficient documentation on the issue to be decided will be distributed to all Board members in advance.

(3)
In the execution of daily duties, authority will be delegated based on scope of authority regulations and division of duties regulations, and managers at each level will execute their duties while complying with the rules of the decision making process.

(4)	To reinforce the Board of Directors’ authority, a certain number of people with notable management acumen will be appointed as External Directors.

5. Systems for Ensuring the Proper Operation of Corporate Groups Formed by Subsidiaries
(1)
Subsidiaries will be managed based on the subsidiary management regulations, which are the basic policy of subsidiary management, and an agreement will be made with the parent company regarding the management of the subsidiary.

(2)	Subsidiaries will report on required items, and a system for consultation will be established.
(3)	To impose internal control on important items, regulations governing the entire corporate group will be established, and subsidiaries will be required to comply with them.
(4)	The Company’s Internal Audit Office will perform internal audits of subsidiaries.
6. Providing Assistance to Auditors
An Office of Internal Audits will be established and personnel appointed to internal audits on a full-time basis, and these personnel will work closely with the Auditors.
7. Assistants to the Auditors will be Independent of the Directors
(1)	The selection, appointment, and transfer of personnel assigned to the Office of Internal Audits will be done with full consideration of the opinion of the Board of Company Auditors.
(2)	The Office of Internal Audits is under the direct control of the president.
8. Systems for Directors and Assistants to Report to Auditors, and Other Systems for Reporting to Auditors
(1)
Directors and assistants will comply with the Regulations of the Board of Company Auditors, and they will provide the necessary reports on a regular basis or when requested by an Auditor or the Board of Company Auditors.

(2)	Deliberative bodies involved in important decision making, such as the Disclosure Committee, will include Auditors as members.
9. Other Systems for Ensuring Effective Execution of Audits
(1)	To ensure that the Board of Company Auditors can properly execute their duties, a sufficient budget will be created and the necessary external experts retained.
(2)
To preserve the independence of the Independent Auditors, they are prohibited from engaging in specific non-auditing related services. In addition, the Board of Company Auditors must approve any auditing and auditing related services to be provided by the Independent Auditors.

(3)	A financial expert will be appointed to one or more Auditors.

(2) Basic Policy on Control of the Company.
There is nothing to report on this subject.

(Reference)
Glossary

1. ICT
Information and Communication Technology (ICT) is a general term of technologies in relation to hardware, software, system and data communication used for information communication by computer.

2. Cloud Computing
Cloud Computing is a type of service that enables customers to use computing resources over the Internet rather than having local servers or personal devices to handle applications.

3. Inexpensive data communication and voice services with SIM cards
Inexpensive data communication and voice services with SIM cards are mainly provided by MVNO. A charge for use of the service is lower than major careers’ charge as there are some restrictions such as upper limitation of communication traffic.

4. MVNO
Mobile Virtual Network Operator (MVNO) is a company that provides mobile phone services by using other company's mobile infrastructure.

5. MVNE
Mobile Virtual Network Enabler (MVNE) is a company that provides mobile virtual network operators (MVNOs) for mobile infrastructure and related services to enable their MVNO businesses.

6. Container-unit data center
Container-unit data center is a data center utilizing container-modules with outside-air conditioning systems. There are advantages such as reduction in construction period, cost reductions, scalability, dispersion of risk and space and energy savings compared to incumbent building-type data centers.

7. Wholesale telecommunications service charge
Wholesale telecommunications service charge is a connection charge for using mobile infrastructure of NTT DOCOMO. We provide mobile communications services through an MVNO scheme by purchasing mobile infrastructure from NTT DOCOMO. NTT DOCOMO calculates the connection charge (a flat-rate per Mbps), along with the “Telecommunications Business Law” and the “Guidelines related to Operation of the Institution for Category II Designated Telecommunications Facilities” which are administrated by the Ministry of Internal Affairs and Communications.

8. ATM
Automated Teller Machine (ATM) enables the customers of a financial institution to perform financial transactions, particularly cash withdrawal, without the need for a human cashier, clerk or bank teller.

Consolidated Balance Sheet
As of March 31, 2015
 (Unit: JPY thousands)
CURRENT ASSETS:
Cash and cash equivalents	21,093,633
Accounts receivable, net of allowance for doubtful accounts of JPY 54,590 thousand	22,251,818
Inventories	1,229,463
Prepaid expenses	3,691,643
Deferred tax assets – current	1,547,474
Other current assets, net of allowance for doubtful accounts of JPY720 thousand	2,272,605
Total current assets	52,086,636
INVESTMENTS IN EQUITY METHOD INVESTEES	2,560,557
OTHER INVESTMENTS	6,660,706
PROPERTY AND EQUIPMENT – Net	29,370,054
GOODWILL	6,169,609
OTHER INTANGIBLE ASSETS – Net	3,941,279
GUARANTEE DEPOSITS	2,800,201
DEFERRED TAX ASSETS – Noncurrent	471,087
NET INVESTMENT IN SALES-TYPE LEASES – Noncurrent	762,159
PREPAID EXPENSES – Noncurrent	2,914,375
OTHER ASSETS, net of allowance for doubtful accounts of JPY92,935 thousand	968,652
TOTAL	108,705,315

CURRENT LIABILITIES:
Short-term borrowings	9,250,000
Capital lease obligations – current	3,522,113
Accounts payable – trade	12,182,908
Accounts payable – other	1,442,810
Income taxes payable	499,104
Accrued expenses	2,968,139
Deferred income – current	2,143,480
Other current liabilities	1,732,781
Total current liabilities	33,741,335
CAPITAL LEASE OBLIGATIONS – Noncurrent	4,340,421
ACCRUED RETIREMENT AND PENSION COSTS – Noncurrent	2,792,617
DEFERRED TAX LIABILITIES – Noncurrent	1,097,650
DEFERRED INCOME – Noncurrent	2,943,975
OTHER NONCURRENT LIABILITIES	945,537
Total liabilities	45,861,535

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY:
IIJ stockholders’ equity:
Common stock – authorized, 75,520,000 shares; issued and outstanding, 46,701,000 shares at March 31, 2015	25,499,857
Additional paid-in capital	36,014,128
Accumulated deficit	(556,162)
Accumulated other comprehensive income	1,938,649
Treasury stock – 758,709 shares held by the company at March 31, 2015	(392,070)
Total IIJ shareholders' equity	62,504,402
NONCONTROLLING INTERESTS	339,378
Total equity	62,843,780
TOTAL	108,705,315

Consolidated Statement of Income
From April 1, 2014 through March 31, 2015
(Unit: JPY thousands)
REVENUES:
Network services:
Internet connectivity services (enterprise)	16,349,785
Internet connectivity services (consumer)	8,222,015
WAN Services	24,325,951
Outsourcing services	20,107,050
Total	69,005,601
Systems integration
Systems construction	20,437,326
Systems operation and maintenance	27,800,132
Total	48,237,458
Equipment sales	2,166,928
ATM operation business	3,640,128
Total revenues	123,050,115
COST AND EXPENSES:
Cost of network services	54,932,285
Cost of systems integration	41,561,621
Cost of equipment sales	1,932,180
Cost of ATM operation business	2,551,437
Total cost	100,977,523
Sales and marketing	9,188,425
General and administrative	7,367,600
Research and development	441,329
Total cost and expenses	117,974,877
OPERATING INCOME	5,075,238
OTHER INCOME (EXPENSE):
Dividend income	63,143
Interest income	23,111
Interest expense	(238,260)
Foreign exchange gains	(5,045)
Net gain on sales of other investments	41,251
Net gain on other investments	(29,117)
Other – net	208,671
Other income (expense) – net	63,754
INCOME FROM OPERATIONS BEFORE INCOME TAX EXPENSE AND EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	5,138,992
INCOME TAX EXPENSE	1,896,865
EQUITY IN NET INCOME OF EQUITY METHOD INVESTEES	154,626
NET INCOME	3,396,753
LESS:NET INCOME ATTRIBUTABLE TO NONCONTROLLING INTERESTS	(74,672)
NET INCOME ATTRIBUTABLE TO IIJ	3,322,081

Consolidated Statement of Shareholders' Equity
From April 1, 2014 through March 31, 2015

(Unit: JPY thousands)
	Total Equity	IIJ Shareholders’ Equity
		Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Common Stock
BALANCE, MARCH 31, 2014	60,180,626	(2,867,548)	1,712,786	25,497,022
Issuance of common stock upon exercise of stock options	5,671			2,835
Stock-based compensation	49,297
Comprehensive income:
Net income	3,396,753	3,322,081
Other comprehensive income (loss), net of tax	222,128		225,863
Payment of dividends	(1,010,695)	(1,010,695)
BALANCE, MARCH 31, 2015	62,843,780	(556,162)	1,938,649	25,499,857

	IIJ Shareholders’ equity		Noncontrolling Interests
	Treasury Stock	Additional Paid-in Capital
BALANCE, MARCH 31, 2014	(392,070)	35,961,995	268,441
Issuance of common stock upon exercise of stock options		2,836
Stock-based compensation		49,297
Comprehensive income:
Net income			74,672
Other Comprehensive Income (loss), net of tax			(3,735)
Payment of dividends
BALANCE, MARCH 31, 2015	(392,070)	36,014,128	339,378

Notes to Consolidated Financial Statements

1. Notes to Basic Significant Matters Regarding Presentation of Consolidated Financial Statements

1-1. Matters regarding scope of consolidation

   Number of consolidated subsidiaries and names of consolidated subsidiaries
Number of consolidated subsidiaries: 15
Names of major consolidated subsidiaries:IIJ-II, IIJ-EG, IIJ-GS, Trust Networks, Net Chart, hi-ho, RYUKOSHA, IIJ-A, IIJ-Europe, IIJ-GS SGP and IIJ-GS China
Within the above, RYUKOSHA became a 100% owned consolidated subsidiary on December 1,2014

1-2. Matters regarding equity method investees

 Number and names of equity method investees
        Number of equity method investees: 7
        Names of major equity method investees: INTERNET MULTIFEED CO., Internet Revolution Inc. and Trinity Inc.

1-3. Significant accounting policies

(1) Basis of presentation
The consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (“US GAAP“) pursuant to the provision of paragraph 1, Article 120-2 of the Company Accounting Regulations. However, certain disclosures required under US GAAP are omitted pursuant to the same provision.

(2) Appraisal method and policy of assets
1). Securities
IIJ accounts for its securities in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards codifications (“ASC”) 320 “Investments-Debt and Equity Securities.

- Available-for-sale securities are recorded at fair value as of the end of the fiscal year. (Realized gains or losses are determined on the moving average cost method.). Unrealized gains or losses (net of tax) are recorded in accumulated other comprehensive income of shareholders’ equity.

- Nonmarketable equity and debt securities are determined on the cost method. (Realized losses are determined on the moving average cost method.)
2). Inventories
Inventories consist mainly of network equipment purchased for resale and work-in-process for development of network systems.
- Network equipment purchased for resale is stated at the lower of cost, which is determined by the average-cost method, or market.
- Work-in-process for development of network systems is stated at the lower of actual production costs, including overhead cost, or market.

(3) Depreciation and amortization of property and equipment
Depreciation and amortization of property and equipment, are computed principally using the straight-line method. The useful lives for depreciation and amortization by major asset classes are as follows:
Buildings                                                                                20 years
Data communications, office and other equipment         2 to 20 years
Leasehold improvements                                                     4 to 20 years
Construction other than buildings                                     4 to 20 years
Purchased software                                                              5 years
Capitalized leases                                                                  4 to 6 years

(4) Leases

Capital leases, which meet specific criteria noted in ASC840, “Accounting for Leases”, are capitalized at the inception of the lease at the present value of the minimum lease payments. All the other leases are accounted for as operating leases. Lease payments for capital leases are apportioned to interest expense and a reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

(5) Impairment of long-lived assets
In accordance with ASC360 “Property, Plant, and Equipment”, IIJ evaluates the impairment of long-lived assets other than goodwill and intangible assets that are deemed to have indefinite useful lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

 (6) Goodwill and other intangible assets
Goodwill is recognized primarily as the excess of the cost of an acquired shares of consolidated subsidiaries over the estimated fair value of the subsidiaries’ net assets acquired. In accordance with ASC350 “Intangibles-Goodwill and Other”, goodwill (including equity method goodwill) and intangible assets that are deemed to have indefinite useful lives are not amortized, but are subject to impairment testing. Impairment testing is performed annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.
For those intangible assets of JPY3,804,927 thousand that have finite useful lives are amortized over 7 to 19 years, which mainly reflects the pattern of economic benefit over their estimated useful lives.

(7) Standard for allowance
    Allowance for doubtful accounts
An allowance for doubtful accounts is established in amounts considered to be appropriate based primarily upon the Company’s past credit loss experience and an evaluation of potential losses in the receivables outstanding.

(8) Revenue Recognition
Network service revenues are billed and recognized monthly on a straight-line basis. Initital set up fees received in connection with network services are deferred and recognized over the estimated average period of the subscription for each service.
Systems integration services arrangements can be divided into two major categories; (1) those in which the Company resells third-party off-the-shelf software not essential to the hardware product’s functionality and (2) those in which the Company does not resell or license any software products, or those in which the Company resells third-party off-the-shelf software essential to the hardware product’s functionality. The deliverables related to software in category (1) are subject to ASC985-605 “Software Revenue Recognition”. The deliverables in category (1) but are not subject to ASC985-605 “Software Revenue Recognition” are subject to ASC605-25 “Revenue Recognition - Multiple Element Arrangements”. The deliverables in category (2) are subject to ASC605-25 “Revenue Recognition - Multiple Element Arrangements” to determine the separate units of accounting. In addition, system construction service arrangements in both category (1) and (2), basically completes within three months and the revenues are recognized based on the completed-contract method because the Company is unable to bill customers and the title of constructed network systems is not transferred to customer unless customers are satisfied with and accept the completed systems.
Equipment sales revenues are recognized when equipment is delivered and accepted by the customer. The Criteria outlined in ASC605-45 “ Principal Agent Considerations” is evaluated in determining whether it is appropirate to record the gross amount of revenues and related costs or the net amount earned in reporting Equipment Sales.
ATM operation business revenues consist primarily of commissions for each withdrawing transaction with the use of ATMs. ATMs commission collected from each withdrawal are aggregated every month and recognized as ATM operation revenues.

 (9) Income Tax
Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes and tax loss carryforwards. These deferred taxes are measured using the currently enacted tax rates in effect for the year in which the temporary differences or tax loss carryforwards are expected to reverse. Valuation allowances are provided against deferred tax assets when it is more likely than not that a tax benefit will not be realized.
ASC740 “Income Taxes”, was adopted for accounting for uncertainty in income taxes. The Company recognizes the financial statement effect of tax positions when they are more likely than not, based on the technical merits, that the tax positions will be sustained upon examination by the tax authorities. Benefits from tax positions that meet more-likely-than-not recognition threshold are measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon settlement. Interest and penalties accrued related to unrecognized tax benefits are included in income tax expense in the consolidated statements of income.

 (10) Other significant accounting policies
1. Retirement and pension plans
In accordance to ASC715 “Compensation - Retirement Benefits”, pension and severance cost is accrued and recognized based on the projected benefit obligations and the fair value of plan assets at the balance sheet date. The unrecognized net obligation at the date of initial application is being amortized using the straight-line method over 21 years. The unrecognized net actuarial loss is recognized by amortizing a portion in excess of a corridor (i.e., 10% of the greater of the projected benefit obligations or the fair value of plan assets) using the straight-line method over 14 years.
2. Consumption tax
Consumption tax is separately recorded.
3. Application of consolidated tax declaration
The company applied the consolidated tax declaration.

2. Changes in Presentation
There is nothing to report on this subject.

3. Notes to Consolidated Balance Sheet
Amount equivalent to accumulated depriciation and amortization of property and equipment:  JPY 39,591,769 thousand.

4. Notes to Consolidated Statements of Shareholders’ Equity
(1) Number of shares issued and outstanding
Class of stock	Number of shares as of March 31, 2014	Increase	Decrease	Number of shares as of March 31, 2015
Common Stock	46,697,800	3,200	―	46,701,000

(2) Dividend from surplus
(i) Amount of dividends paid
Resolution	Classes of stock	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary general meeting of shareholders held on June 25, 2014	Common stock	JPY 505,330 thousand	JPY 11	March 31, 2014	June 26, 2014
Board of Directors’ meeting held on November 7, 2014	Common stock	JPY 505,365 thousand	JPY 11	September 30, 2014	December 8, 2014

(ii) Dividends decleared during the year ended March 31, 2015 and to be paid during the next fiscal year.
Resolution	Classes of stock	A Source of dividend	Total amount of dividends	Dividend per share	Record date	Effective date
Ordinary general meeting of shareholders to be held on June 26, 2015	Common stock	Retained earning	JPY 505,365 thousand	JPY 11	March 31, 2015	June 29, 2015

(3)	Class and number of common stock to be acquired by exercising stock acquisition rights outstanding, as of March 31,2015

	Stock acquisition rights First Series issued on July 14, 2011	Stock acquisition rights Second Series issued on July 13, 2012	Stock acquisition rights Second Series issued on July 11, 2013
Class and number of common stock to be acquired	Common stock 25,000 shares	Common stock 23,800 shares	Common stock 17,200 shares

Stock acquisition rights Fourth Series issued on July 10, 2014
Class and number of common stock to be acquired	Common stock 25,600 shares

(4) Other Comprehensive Income
Other comprehensive Income includes translation adjustments resulting from the translation of financial statements of a foreign subsidiary, unrealized gains or losses on available-for-sale securities, gains or losses on cash flow hedging derivative instruments and pension liability adjustments.

5. Notes to Financial Instruments
(1) Conditions of financial instruments
(i) The Company's policy for financial instruments
We primarily lease our network equipment under capital lease arrangements. Fund management(investment in financial instruments whose principals are guaranteed or short-term deposits) are principally made within its own money.

(ii) Risks of financial instruments
- Account receivables are exposed to credit risks of customers.
- Available-for-sale equity securities are exposed to market volatility risks.
- Accounts payable are mostly due within one year.
- Most of our network equipment is leased rather than purchased to take advantage of the financing provided by a capital lease arrangement.

(iii) Risk management for financial instruments
- The Company controls credit risk in accordance with its credit risk guideline
- The Company reviews the fair value of available-for-sale equity securities on a regular basis.
- The Company controls liquidity risk by adequately forecasting and managing liquidity needs.

(2) Fair value of financial instruments
Book value, fair value and differences as of March 31, 2015 are as follows. Financial instruments, of which are extremely difficult to evaluate tha fair value, are not included in the table below:
(Unit: JPY thousands)
	Amount recognized in Consolidated Balance Sheet	Fair Value	Differences
(1) Cash and cash equivalents	21,093,633	21,093,633	-
(2) Accounts receivable	22,251,818	22,251,818	-
(3) OTHER INVESTMENTS
Available-for-sale equity securities	4,314,481	4,314,481	-
(4) Short-term borrowings	9,250,000	9,250,000	-
(5) Capital lease obligations – current	3,522,113	3,522,113	-
(6) Accounts payable – trade	12,182,908	12,182,908	-
(7) Accounts payable – other	1,442,810	1,442,810	-
(8) Capital lease obligations – noncurrent	4,340,421	4,273,774	66,647
(Notes)

1. Cash and cash equivalents, accounts receivable, current portion of guarantee deposits , short-term borrowings, capital lease obligations-current, accounts payable - trade and accounts payable - other are stated at book value, because they are short-term and their book values are approximately the same as their fair values.

2. Other investments
The fair values of available-for-sale securities are evaluated using quoted prices in active markets.
(i) The amount of available-for-sale securities between the book value and the acquisition cost are as follows:
(Unit: JPY thousands)
		Acquisition cost	Book value	Difference
Book value > Acquisition cost	Equity securities	736,975	3,265,859	2,528,884
	Bond	100,300	101,910	1,610
	Other	-	-	-
	Total	837,275	3,367,769	2,530,494
Book value < Acquisition cost	Equity securities	1,040,826	945,711	(95,115)
	Bond	-	-	-
	Other	1,002	1,001	(1)
	Total	1,041,828	946,712	(95,116)
Total		1,879,103	4,314,481	2,435,378

(ii) As for available-for-sale securities, proceeds from sales were JPY141,234 thousand, Gross realized gains from sales were JPY35,934 thousand and no realized losses from sales were recorded for the year ended March 31, 2015.

3. Capital lease obligations-noncurrent
The balance of Capital lease obligations-noncurrent was calculated at the net present value of the future receipt amounts.
The future lease payments, including interest, as of March 31, 2015 were as follows:
(Unit: JPY thousands)
Class	Less than 1 Year	1 to 2 years	2 to 3 years	3 to 4 years	More than 4 years
Capital lease obligations	3,656,304	2,356,415	1,334,395	641,375	129,179
4.
Investment in Equity method investee (book value of JPY2,560,557 thousand) is not included in the above because it is extremely difficult to evaluate fair value as it has no market value and it is difficult to estimate future cash flow.

5.
Nonmarketable equity securities and others included in other investments (book value of JPY2,346,225 thousand) is not included in the above because it is extremely difficult to evaluate fair value as it has no market value and it is difficult to estimate future cash flow.

6.
Guarantee deposits (book value of JPY2,800,201 thousand) is not included in the above because it is extremely difficult to evaluate fair value as the term of contract is uncertain and the timing for refund is not determined.

6. Notes to per share information

(1) Total shareholders’ equity per share: JPY 1,360.50

(2) Basic net income attributable to IIJ per share: JPY 72.31

7.  Subsequent events
There is nothing to report on this subject.

Non-consolidated Balance Sheet
As of March 31, 2015
(Unit: JPY thousands)
Assets		Liabilities
Item	Amount	Item	Amount
[Current assets]	35,755,431	[Current liabilities]	25,802,340
Cash and bank deposits	12,505,674	Accounts payable	3,336,422
Accounts receivable	15,664,120	Short-term borrowings	9,250,000
Investment in lease	1,553,699	Accounts payable – other	5,331,804
Merchandise	52,077	Capital lease obligations – current	3,303,950
Work in process	637,195	Accrued expense	727,740
Supplies	525,496	Accounts payable – fixed assets	1,384,449
Prepaid expenses	2,866,053	Income taxes payable	411,923
Accounts receivable – other	1,385,332	Consumption taxes payable	786,535
Loans to affiliated companies	195,192	Deposits received	85,562
Deferred tax assets – current	386,115	Advance received	160,465
Other current assets	64,377	Deferred income	969,811
Allowance for doubtful accounts	(79,899)	Other current liabilities	53,679

[Fixed assets]	56,929,742	[Long-term liabilities]	8,384,044
<Property and equipment>	15,612,822	Deferred income – noncurrent	1,404,885
Land	532,997	Capital lease obligations – noncurrent	3,544,437
Buildings	511,806	Asset retirement obligations	521,106
Leasehold improvements	3,680,075	Long-term borrowings from affiliated companies	39,378
Construction other than buildings	1,142,148	Accrued pension and severance cost	1,794,682
Data communication equipment and office equipment	7,309,996	Accrued directors’ and company auditors’ retirement benefits	260,860
Assets under capital leases	20,619,882	Deferred tax liabilities – noncurrent	818,696
Construction in progress	862,581
Accumulated depreciation	(19,046,663)
<Intangible assets>	11,724,740	Total liabilities	34,186,384
Goodwill	1,689,089	[Shareholders’ equity]	56,166,846
Customer relationship	1,465,973	<Capital stock>	22,960,636
Telephone rights	4,764	<Capital surplus>	9,704,584
Software	8,588,587	Legal capital surplus	9,681,320
Assets under capital leases	6,327	Other capital surplus	23,264
<Investments and other assets>	29,592,180	<Earned surplus>	23,886,817
Investments in securities	4,782,512	Legal retained earnings	502,473
Money held in trust	2,427,392	Other retained earnings	23,384,344
Investments in affiliated companies	16,534,947	Reserve for advanced depreciation of fixed assets	384,711
Guarantee deposits	2,429,832	Retained earnings brought forward	22,999,633
Long-term advances	793,456	<Treasury stock>	(385,191)
Long-term prepaid expenses	2,297,420	[Valuation and translation adjustment]	2,165,405
Claims against insolvencies	42,804	Net unrealized gains on securities	2,165,405
Investment in lease	36,780	[Subscription rights to shares]	166,538
Other investments	348,636	Stock acquisition rights	166,538
Allowance for doubtful accounts	(101,599)	Total Shareholders’ equity	58,498,789
Total assets	92,685,173	Total liabilities and shareholders’ equity	92,685,173

Non-consolidated Statement of Income
(From April 1, 2014 through March 31, 2015)

(Unit: JPY thousands)
Item	Amount
[Total revenues]		90,687,076
[Total costs of revenues]		75,679,202
Gross margin		15,007,874
[Total sales and administrative expense]		12,215,159
Operating income		2,792,715
[Non-operating income]
Interest income	9,681
Dividends income	929,122
Commissions received	26,266
Royalty charge received	3,314
Foreign exchange gain	42,525
Gains on investments on anonymous association	241,347
Subsidy income	703,333
Other non-operating income	88,905	2,044,493
[Non-operating expenses]
Interest expense	165,299
Provision of allowance for doubtful accounts	46,095
Other non-operating expenses	52,751	264,145
Ordinary income		4,573,063
[Extraordinary income]
Gains on sales of investments in securities	41,251	41,251
[Extraordinary loss]
Losses on disposal of fixed assets	70,269
Losses on valuation of stocks of affiliates	100,000
Loss on valuation of investment securities	29,117
Other extraordinary loss	7,079	206,465
Income before income taxes		4,407,849
Income taxes -current		1,359,818
Income taxes -deferred		(169,754)
Net income		3,217,785

Non-consolidated Statement of Shareholders' Equity
(From April 1, 2014 through March 31, 2015)
(Unit: JPY thousands)
	Shareholders’ Equity
	Common Stock	Capital Surplus			Earned Surplus
		Legal Capital Surplus	Other Capital Surplus	Total Capital Surplus	Legal Surplus	Other Earned Surplus		Total Earned Surplus
						Reserve for Advanced Depreciations of Fixed Assets	Earned Surplus Brought Forward
Balance, April 1, 2014	22,957,801	9,678,485	23,264	9,701,749	401,401	-	21,438,710	21,840,111
Cumulative effects of changes in accounting policies	-	-	-	-	-	-	24,221	24,221
Restated balance, April 1, 2014	22,957,801	9,678,485	23,264	9,701,749	401,401	-	21,462,931	21,864,332
Changes in the term
Issuance of common stock upon exercise of stock options	2,835	2,835	-	2,835	-	-	-	-
Payment of dividends	-	-	-	-	-	-	(1,010,695)	(1,010,695)
Fund for legal surplus	-	-	-	-	101,072	-	(101,072)	-
Provision of reserve for advanced depreciation of fixed assets						384,711	(569,316)	(184,605)
Net income	-	-	-	-	-	-	3,217,785	3,217,785
Net changes other than shareholders’ equity	-	-	-	-	-	-	-	-
Total changes in the term	2,835	2,835	-	2,835	101,072	384,711	1,536,702	2,022,485
Balance, March31, 2015	22,960,636	9,681,320	23,264	9,704,584	502,473	384,711	22,999,633	23,886,817

	Shareholders’ Equity		Valuation and Translation Adjustments	Subscription Rights to Shares	Total Shareholders’ Equity
	Treasury Stock	Total Shareholders’ Equity	Net Unrealized Holding Gains or Losses on Securities
Balance, April 1, 2014	(385,191)	54,114,470	1,757,045	117,241	55,988,756
Cumulative effects of changes in accounting policies	-	24,221	-	-	24,221
Restated balance, April 1, 2014	(385,191)	54,138,691	1,757,045	117,241	56,012,977
Changes in the Term
Issuance of common stock upon exercise of stock options	-	5,670	-	-	5,670
Payment of dividends	-	(1,010,695)	-	-	(1,010,695)
Fund for legal surplus	-	-	-	-	-
Provision of reserve for advanced depreciation of fixed assets	-	(184,605)	-	-	(184,605)
Net income	-	3,217,785	-	-	3,217,785
Net changes other than shareholders’ equity	-	-	408,360	49,297	457,657
Total changes in the term	-	2,028,155	408,360	49,297	2,485,812
Balance, March31, 2015	(385,191)	56,166,846	2,165,405	166,538	58,498,789

Notes to non-consolidated financial statements

1.	Notes to Significant Matters Regarding accounting policies of Non-Consolidated Financial Statements

1-1. Standards for valuation and recording of assets

(1) Valuation standards and methods for securities
Shares of subsidiaries and affiliates: Stated at cost based on the moving average method.
Other securities:
Marketable Securities:
Market value method based on the market price, etc. as of the end of the fiscal year (all of the changes resulting from the valuation are directly incorporated into capital, while the cost of the securities at the time of their sale is calculated using the moving average method.)
Non-Marketable Securities:
Stated at cost based on the moving average method.
Investments in limited liability investment partnerships and similar partnerships are accounted for by including the Company’s net equity in these investments based on the most recent statement of accounts available according to the report on financial accounts stipulated in investment partnership agreements.

(2) Valuation standards and methods for inventories
Valuation standards for inventories are stated at cost based (the balance sheet amount is computed using the method of devaluing the book price to reflect declines in profitability).
Merchandise and supplies: moving average method
Work in process: specific identification method

1-2. Depreciation methods for assets

(1) Property, Plant and Equipment (Excluding asset under capital lease)
Straight-line method
Depreciable assets whose acquisition values are JPY 100 thousand or more but less than JPY 200 thousand are depreciated in equal installments over three years.
The useful lives of major depreciable assets are as specified below:
Buildings:                                                               20 years
Plant and buildings facilities annexed:              4-20 years
Construction other than buildings:                   4-20 years
Tool, machine, instrument and equipment:      2-20 years

(2) Intangible fixed assets (Excluding asset under capital lease)
Straight-line method
Internal-use software is amortized over the estimated useful lives (5 years).
Software used for services is amortized for either the amount based on total estimated revenues over the estimated useful lives (5 years) or equally allocated amount over the residual useful lives, whichever is larger.
Goodwill is amortized over 20 years and customer relationships are amortized over 19 years, which reflects the pattern of economic benefit over their estimated useful lives.

(3) Asset under capital lease
Capital leases other than those deemed to transfer ownership of properties to lessees are amortized over the term of leases on a straight-line basis and the residual values equals zero.

1-3. Standards for recording of allowances

(1) Allowance for doubtful accounts
To prepare for possible losses resulting from non-payments of account receivables for trade and loans and others, an allowance is provided based on the percentage of actual credit losses incurred in the case of general receivables. In the case of credits for which the relevant debtors are likely to default and other certain credits, such allowance is based on the anticipated uncollectible amount after assessment of likelihood of non-payment of individual credit.
(2) Accrued pension cost
To prepare for payments of retirement benefits to employees, a reserve is provided based on the projected retirement benefits obligations and pension assets as of the end of the current fiscal term. Accounting methods used are as follows;

1) Method of attributing the estimated benefit obligation to periods
Upon calculating the retirement benefit obligation, the estimated benefit obligation is attributed to periods up until the fiscal year under review on a benefit formula basis.
2) Amortization method of actuarial calculation differences
The difference arising from actuarial computations is amortized and expensed in the subsequent fiscal term using the straight-line method over a certain number of years not exceeding the average number of remaining service years of the employees at the time of accrual of such payment (14 years).

(Changes in accounting policies relating to application of accounting principles for retirement benefits)
Effective at the end of the current term, the company started to apply the “Accounting Standard for Retirement Benefits” (Accounting Standards Board of Japan (“ASBJ”) Statement No. 26, issued on May 17, 2012) and “Guidance on Accounting Standard for Retirement Benefits” (ASBJ Guidance No.25, issued on May 17, 2012).
As a result of this change, the amount of accrued pension and severance cost at the beginning of the current fiscal term has decreased by JPY 37,610 thousand and retained earnings brought forward at the beginning of the current fiscal term has increased by JPY 24,221 thousand.
This change did not materially affect the company’s operating income, ordinary income and income before income taxes for the current fiscal term.

 (3) Accrued directors’ and company auditors’ retirement benefits
To prepare for payment of retirement benefits to full time company auditors, IIJ calculates the required amount based on regulation of Directors’ and Company Auditors’ retirement benefits.

On May 26, 2011, IIJ’s Board of Directors resolved to abolish the retirement allowance plan for Standing Directors. In this connection, IIJ proposed to grant a retirement allowance to incumbent Directors in line with the abolition of the Directors’ retirement allowance plan, in order to reward the aforementioned persons for their services during their respective terms of office up to the closing of the Ordinary General Meeting of Shareholders on June 28, 2011 and was resolved accordingly at the Ordinary General Meeting of Shareholders on June 28, 2011. The payment of each of the retirement allowances will be made for a reasonable amount in accordance with the Company’s established rules at the time of retirement of each Director. Accordingly, the allowance for retirement payment was included in Accrued directors’ and company auditors’ retirement benefits.

1-4. Standards for recording of sales and costs
Standards for recording of sales and costs for financial lease transactions
Revenue and costs are recognized when lease receivable are received.

1-5. Other significant accounting policies
(1) Consumption tax
Consumption tax is separately recorded.

(2) Application of consolidated tax declaration
The company applied the consolidated tax declaration.

2. Change in Presentation
There is nothing to report on this subject.

3. Notes to Non-Consolidated balance sheet
Monetary claims and liabilities to affiliated companies (Excluding monetary claims or liabilities presented separately)
Short-term monetary claims:                   JPY　985,760 thousand
Long-term monetary claims:                   JPY　182,158 thousand
Short-term monetary liabilities:              JPY 1,823,449 thousand

4. Notes to Non-Consolidated statement of income
Transactions with related companies
Revenues:                                                                     JPY3,487,442 thousand
Purchases:                                                                    JPY14,503,964 thousand
Turnover from non-operating transactions:           JPY 41,550 thousand

5. Notes to Non-Consolidated statement of shareholders’ equity
Number of treasury stock as of March 31, 2015
Common stock 758,709 shares

6. Asset retirement obligations
(1) The Company recorded asset retirement obligations for restoration expense of office premises and land for a data center in order to comply with the lease agreement.

(2) Calculation method for asset retirement obligations
The asset retirement obligations were calculated using the use period for leasehold estimated to be 20 years based on the contract period, head quarter office space to be 15 year and branch offices to be 20 years based on the office plan and with the discount rate estimated to be from 1.0% to 3.0%, calculated based on the distribution yield of Japanese government bond for the corresponding period.

(3) Increase and decrease of asset retirement obligations as of March 31, 2015
Balance at beginning of the fiscal year:	JPY	477,901	thousand
Increase in relation to the acquisition of assets:	JPY	258,205	thousand
Decrease in relation to payments for execution of assets retirement obligations:	JPY	(225,500)	thousand
Other increases:	JPY	10,500	thousand
Balance at end of the fiscal year:	JPY	521,106	thousand

7. Deferred tax accounting
Significant components of deferred tax assets and liabilities:

Deferred tax assets
Impairment loss on investment securities:	JPY	202,412	thousand
Accrued directors’ and company auditors’ retirement benefits :		84,258
Accrued pension and severance cost		579,144
Allowance for doubtful accounts		56,527
Impairment loss on investments in affiliated companies:		1,083,193
Loss on disposal of telephone rights:		50,115
Impairment loss of telephone rights:		19,921
Accrued enterprise taxes:		67,046
Deferred revenue:		65,643
Research and development cost:		24,508
Asset retirement obligations:		168,317
Depreciation:		103,752
Stock-based compensation:		53,792
Accrued rent payable:		239,510
Others:		268,911
Subtotal of deferred tax assets:		3,067,049
Valuation allowance:		(1,663,255)
Total of deferred tax assets:		1,403,794
Deferred tax liabilities:
Unrealized gain on other securities:		1,033,221
Customer Relationship:		474,602
Reserve for advanced depreciations of fixed assets:		184,605
Asser retirement obligation:		142,091
Other:		1,856
Total of deferred tax liabilities:		1,836,375
Net amount of deferred tax liabilities:	JPY	432,581	thousand

(2) Remeasurement of deferred tax assets and liabilities due to a change in income tax rate
In Japan, pursuant to the promulgation of “Partial Amendment of the Income Tax Act, etc.” (Act No. 9 of 2015) and “Partial Amendment of the local Tax Act, etc.” (Act No. 2 of 2015) on March 31, 2015, the corporate tax rate will be reduced from the fiscal year beginning on or after April 1, 2015.
As a result, the effective statutory tax rates, which are used to measure deferred tax assets and deferred tax liabilities, will be reduced to 33.1% from 35.6% for temporary differences that are expected to be reversed in the fiscal year, which starts on or after April 1, 2015, and to 32.3% from 35.6% for temporary differences that are expected to be reversed in the fiscal year, which starts on or after April 1, 2016.
Due to this change in the tax rate, deferred tax liabilities (net of deferred tax assets) at the end of the current fiscal term decreased by JPY 48,616 thousand, and deferred tax expense, net unrealized gains on securities and reserve for advanced depreciation of fixed assets at the end of the current fiscal term increased by JPY 75,017 thousand, JPY 105,561 thousand and JPY 18,072 thousand, respectively.

8. Notes regarding related party transactions

(1) Transactions with subsidiaries
Type of related company	Name	Business	Ownership	Relation with related parties		Nature of transaction	Amount of transaction (Thousands of JPY)	Account	Balance as of March 31, 2015 (Thousands of JPY)
				Collateral offices of directors	Business Relation
Subsidiary	IIJ-EG	Operation and monitoring of network systems, customer service support and call centers	100.0% (Direct owning)	Yes	Customer and supplier	Purchase related to systems integration	8,112,119 (Notes 2-1)	Accounts payable	102,259
								Accounts payable - other	840,728

(2) Transactions with other related company’s subsidiary
Type of related company	Name	Business	Ownership	Relation with related parties		Nature of transaction	Amount of transaction (Thousands of JPY)	Account	Balance as of March 31, 2015 (Thousands of JPY)
				Collateral offices of directors	Business Relation
Other related company’s subsidiary	NTT Communications Corporation	Telecommunications services	4.4% (Direct owning)	No	Customer and supplier	Network facilities for the operation of network services and data center facilities	5,908,836 (Notes 2-2)	Accounts payable Accounts Payable - other	348,478 543,822
(Notes)
1.	Consumption tax is excluded from the amounts of transaction and included in the amounts of balance as of March 31, 2015.
2.	Terms and conditions of the above transactions:
1)
The cost and other conditions of purchase of construction, maintenance and operation for network system are determined in the comparison by receiving an estimate for each purchase and in reference to the market price.

2)
The cost for domestic and international connectivity and data center facilities for the operation of network services and others are determined in the comparison by receiving an estimate for each purchase and in reference to the market price.

9. Notes to per share information

(1) Shareholders’ equity per share: JPY 1,269.69

(2) Net income per share:                  JPY 70.04

10. Subsequent events
There is nothing to report on this subject.

TRANSLATION

Certified Copy
INDEPENDENT AUDITORS' REPORT

May 22, 2015

To: The Board of Directors of Internet Initiative Japan Inc.

Deloitte Touche Tohmatsu LLC Designated Limited Liability Partner Engagement Partner Certified Public Accountant:
Shuko Shimoe	(seal)
Designated Limited Liability Partner Engagement Partner Certified Public Accountant:
Keiji Nakae	(seal)

We have audited the consolidated financial statements, comprising the consolidated balance sheet, the consolidated statement of income, the consolidated statement of shareholders' equity and the notes to consolidated financial statements of Internet Initiative Japan Inc. (the “Company”) for the consolidated fiscal year from April 1, 2014 to March 31, 2015 in accordance with Article 444-4 of the Companies Act.

Management’s Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the second sentence of Article 120-2-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under U.S. generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility
Our responsibility is to express an opinion on the consolidated financial statements based on our audit as independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessment, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, while the objective of the financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements referred to above, which were in accordance with the second sentence of Article 120-2-1 of the Ordinance of Companies Accounting that prescribes some omissions of disclosure items required under U.S. generally accepted accounting principles, present fairly, in all material respects, the financial position and the results of operations of the Company and its consolidated subsidiaries for the period, for which the consolidated financial statements were prepared.

Interest
Our firm and the engagement partners do not have any interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

The above represents a translation, for convenience only, of the original report issued in the Japanese language.

TRANSLATION

Certified Copy

INDEPENDENT AUDITORS' REPORT

May 22, 2015

To: The Board of Directors of Internet Initiative Japan Inc.

Deloitte Touche Tohmatsu LLC Designated Limited Liability Partner Engagement Partner Certified Public Accountant:
Shuko Shimoe	(seal)
Designated Limited Liability Partner Engagement Partner Certified Public Accountant:
Keiji Nakae	(seal)

We have audited the non-consolidated financial statements, comprising the non-consolidated balance sheet, the non-consolidated statement of income, the non-consolidated statement of shareholders’ equity and the notes to non-consolidated financial statements, and the supplementary schedules of Internet Initiative Japan Inc. (the “Company”) for the fiscal year from April 1, 2014 to March 31, 2015(23rd term) in accordance with Article 436-2-1 of the Companies Act.

Management’s Responsibility for the Non-Consolidated Financial Statements and Others
Management is responsible for the preparation and fair presentation of the non-consolidated financial statements and the supplemental schedules in accordance with accounting principles generally accepted in Japan, and for such internal control as management determines is necessary to enable the preparation of  non-consolidated financial statements and the supplementary schedules that are free from material misstatements, whether due to fraud or error.

Auditor’s Responsibility
  Our responsibility is to express an opinion on the non-consolidated financial statements and the supplementary schedules based on our audit as Independent auditor. We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the non-consolidated financial statements and the supplementary schedules are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the non-consolidated financial statements and the supplementary schedules. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the non-consolidated financial statements and the supplementary schedules, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the non-consolidated financial statements and the supplementary schedules in order to design audit procedures that are appropriate in the circumstances, while the objective of the non-consolidated financial statement audit is not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the non-consolidated financial statements and the supplementary schedules.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the non-consolidated financial statements and the supplementary schedules referred to above present fairly, in all material respects, the financial position and the results of operations of the Company for the period, for which the non-consolidated financial statements and the supplementary schedules were prepared, in accordance with accounting principles generally accepted in Japan.

Interest
Our firm and the engagement partners do not have any interest in the Company which should be disclosed pursuant to the provisions of the Certified Public Accountants Law of Japan.

The above represents a translation, for convenience only, of the original report issued in the Japanese language and “the supplementary schedules” referred to in this report are not included in the attached financial documents.

TRANSLATION

Certified Copy

Audit Report

Based on audit reports from each Company Auditor, and following due discussion at meetings, the Board of Company Auditors has prepared this audit report regarding the execution of the duties of Directors of the Company during the 23rd fiscal year from April 1, 2014 to March 31, 2015. The Board of Company Auditors hereby reports as follows.

1.	Auditing Methodology Employed by Company Auditors and the Board of Company Auditors and Details Thereof
The Board of Company Auditors established an auditing policy, an auditing plan, the assignment of the duties of each Company Auditor and etc., and received reports from each Company Auditor on the status of the implementation of audits and the results thereof, as well as reports from Directors of the Company and etc., and also the Independent Auditor regarding the status of their duties, and requested explanations as necessary.
In accordance with the auditing standards for Company Auditors established by the Board of Company Auditors, and based on the auditing policy and the assignment of duties, etc., each Company Auditor has taken steps to facilitate communication with Directors of the Company and the Internal Audit Department as well as other employees, and has endeavored to gather information and create an improved environment for auditing. Each Company Auditor also attended meetings of the Board of Directors and other important meetings, received reports from Directors of the Company, employees and other related persons on the performance of their duties and requested explanations regarding such reports as necessary. In addition, each Company Auditor inspected important authorized documents and associated information, and examined the business and financial position of the Company at the head office and main branch offices of the Company. The Board of Company Auditors also carried out our audit and verification of the particulars of the Board of Directors resolution relating to establishment of structures as set forth in the Companies Act implementation regulations, Article 100, Paragraphs 1 and 3, necessary to ensure that Director’s performance of their duties is inconformity with laws and regulations and the Company’s Articles of Incorporation and to otherwise ensure the appropriateness of the business of a kabushiki kaisha as well as the structures established pursuant to such resolutions (internal control systems).
As for the subsidiaries of the Company, each Company Auditor has taken steps to facilitate communication with the directors, company auditors and other related persons of the subsidiaries and to share information among them and received reports from the subsidiaries regarding their businesses as necessary. Based on the foregoing methodology, the Board of Company Auditors evaluated the business reports and the supplementary schedules for this fiscal year.
In addition, the Company Auditors also audited and examined whether the Independent Auditor maintains its independence and carries out audits in an appropriate manner. The Company Auditors received reports from the Independent Auditor on the performance of its duties and requested explanations regarding those reports as necessary. The Company Auditors also received notification from the Independent Auditor that it has taken steps to improve the “System to Ensure Appropriate Execution of the Duties of the Independent Auditor” (as enumerated in each item of Article 131 of the Company Calculation Regulations) in compliance with the “Quality Control Standards Relating to Auditing” (adopted by the Business Accounting Deliberation Council on October 28, 2005), etc. and requested explanations on such notification as necessary.  Based on the foregoing methodology, the Company Auditors reviewed the financial statements for this fiscal year (non-consolidated balance sheet, non-consolidated statement of income, non-consolidated statement of shareholders’ equity and notes to the non-consolidated financial statements) and the supplementary schedules thereto, and also the consolidated financial statements for this fiscal year (consolidated balance sheet, consolidated statement of income, consolidated statement of shareholder’s equity and notes to the consolidated financial statements).

2.	Audit Results
(1)   Audit Results on the Business Report, etc.
A.
In our opinion, the business report and the supplementary schedules fairly represent the Company’s condition in conformity with the applicable laws and regulations of Japan as well as the Articles of Incorporation of the Company.

B.
With respect to the execution of duties by the Directors, we have found no evidence of misconduct or material facts in violation of the applicable laws and regulations of Japan or the Articles of Incorporation of the Company in the course of the execution of duties of the Directors.

C.
In our opinion, the content of the resolutions made by the Board of Directors of the Company regarding the internal control systems is appropriate, and furthermore, we have not found anything to be pointed out on the performance of duties of the Directors concerning the internal control systems.

(2)  Results of Audit of the Financial Statements and Supplementary Schedules
In our opinion, the methodology and results of the audit employed and rendered by Deloitte Touche Tohmatsu, the Independent Auditor, are fair and reasonable.
(3)  Results of Audit of the Consolidated Financial Statements
In our opinion, the methodology and results of the audit employed and rendered by Deloitte Touche Tohmatsu, the Independent Auditor, are appropriate.

May 28, 2015
Board of Company Auditors
Internet Initiative Japan Inc.

Full-time Company Auditor                 Kazuhiro Ohira          (seal)
Full-time Company Auditor                 Chiaki Furuya            (seal)
Company Auditor                                 Masaki Okada            (seal)
Company Auditor                                 Masaaki Koizumi       (seal)

Note:
Full-time Company Auditor, Kazuhiro Ohira, and two Company Auditors, Masaki Okada and Masaaki Koizumi, are outside auditors as provided in Article 2, Item 16, and Article 335, Paragraph 3 of the Companies Act.

Reference Documents for the Ordinary General Meeting of Shareholders

Agenda of the meeting and reference matters:

Item 1: Appropriation of Retained Earnings
The Company endeavors to return profits to shareholders through the continuous and stable distribution of dividends while giving consideration to the employment of retained earnings for the enhancement of the Company’s financial position, medium and long-term business expansion, future business investment and etc.
Based on the policy described above, considering this fiscal year’s financial results, the Company proposes that the year-end dividend be distributed as follows.
When this Item 1 is approved and resolved as proposed, the annual amount of the dividends for this fiscal year ended March 31, 2015 will be JPY (Japanese Yen) 22 per share, including the interim dividend paid at the amount of JPY 11 per share in December 2014.

1. Type of dividend property
Cash
2. Proposed Appropriation of Dividend Assets to Shareholders and Total Amount of Dividend Payment
11 yen per share of common stock of the Company
Total amount of Dividend Payment: JPY 505,365,201
3. Effective date of dividend payment
June 29, 2015

Item 2: Election of Nine (9) Directors
As the term of office of six (6) incumbent Directors, Koichi Suzuki, Eijiro Katsu, Hideshi Hojo, Hitoshi Imafuku,  Junnosuke Furukawa and Toshinori Iwasawa will expire and Takamichi Miyoshi and Takashi Hiroi will resign from their positions at the close of this ordinary general meeting of shareholders, it is proposed that five (5) Directors be reappointed and four (4) new directors be elected.
The candidates for positions as Directors are as follows:
Candidate No.	Name Date of Birth	Careers & Current Positions in and Outside the Company		Number of Shares Owned
1	Koichi Suzuki September 3, 1946	Dec. 1992 Apr. 1994 Jun. 2013	Director with the establishment of the Company President and Representative Director of the Company Chairman of the Board and Representative Director of the Company (Current position)	1,808,800
< Important concurrent posts >
Director of the IIJ Global Solutions Inc.
President and Representative Director of IIJ Engineering Inc.
Chairman of the Board and Representative Director of hi-ho Inc.
Chairman of the Board of IIJ America Inc.
President and Representative Director of Internet Multifeed Co.

2	Eijiro Katsu June 19, 1950	Apr.1975 Jul. 2007 Jul. 2008 Jul. 2009 Jul. 2010 Aug.2012 Nov. 2012 Jun. 2013	Joined Ministry of Finance Director-General of the Financial Bureau, MOF Deputy Vice Minister, MOF Director-General, Budget Bureau, MOF Vice Minister of Finance Retired from Minister of Finance Joined IIJ as Special Advisor President and Representative Director of the Company (Current position)	7,900
		< Important concurrent posts > Outside Auditor of The Yomiuri Shimbun
3	Hideshi Hojo December 22, 1957	Apr. 1980 Apr. 1996 Feb. 1998 Jun. 2000 Jun. 2002 Jun. 2006 Apr. 2010 Apr. 2014	Joined Itochu Data System Corporation Joined the Company Division Director of Sales Department of the Company Director of the Company Managing Director of the Company Senior Managing Director of the Company (Current position) Division Director of Enterprise Business Division 1, Business Unit Director in charge of Asian Business Development of the Company (Current position)	24,300
4	Tadashi Kawashima February 27, 1963	Apr. 1987 Jul. 1988 Jun. 2011 Jun. 2013	Joined Nippon Telegraph and Telephone Corporation Joined NTT DATA Communications Systems Corporation (Currently NTT DATA Corporation) Head of Public Division 2, First Public Administration Systems Sector of the same Senior Specialist of Public and Financial IT Service Company of the same President and Representative Director of NTT Data Tokai Corporation	0
5	Junichi Shimagami April 17, 1967	Apr. 1990 Sep. 1996 Apr. 2007 Jun. 2007 Apr. 2010 Apr. 2015	Joined Nomura Research Institute, Ltd. Joined the Company Division Director of Network Service Division of the Company Director of the Company Executive Managing Officer of the Company Senior Executive Officer, Division Director of Network Division of the Company (Current position)	8,400

Candidate No.	Name Date of Birth	Careers & Current Positions in and Outside the Company		Number of Shares Owned
6	Junnosuke Furukawa December 5,1935	Apr. 1959 Jun. 1995 Jun. 2003 Jun. 2004 Jun. 2005 Jun. 2007	Joined The Furukawa Electric Co., Ltd. President of the same Chairman of the Board and Representative Director of the same Director Advisor of the same Director of the Company (Current position) Senior Advisor of The Furukawa Electric Co., (Current position)	0
		< Important concurrent posts > Director Advisor of THE FURUKAWA RINGYO CO.,LTD
7	Toshinori Iwasawa May 8, 1962	Apr. 1985 Mar. 2000 Mar. 2009 Sep. 2010 Jun. 2013	Joined IBM Japan Ltd. Joined AT&T Global Network Service Japan LLC(Currently AT&T Japan LLC) President and Representative Director of AT&T Japan Inc. President and Representative Director of IIJ Global Solutions Inc. (Current position) Director of the Company (Current position)	700
8	Tadashi Okamura July 26, 1938	Apr. 1962 Jun. 2000 Jun. 2003 Jun. 2005 Jun. 2009	Joined Toshiba Corporation Director, President and Chief Executive Officer of the same Director, Representative Executive Officer, President and Chief Executive Officer of the same Director, Chairman of the Board of the same Advisor to the Board of the same (Current position)	0
		< Important concurrent posts > Board Director, IHI Corporation
9	Hiroki Watanabe March 15, 1953	Apr. 1976 Jun. 2005 Jun. 2008 Jun. 2011 Jun. 2012	Joined Nippon Telegraph and Telephone Public Corporation Member of the Board, Senior Vice President, Executive Manager of Corporate Strategy Planning Department of Nippon Telegraph and Telephone East Corporation Member of the Board, Senior Vice President of Corporate Strategy Planning Department of Nippon Telegraph and Telephone Corporation Executive Vice President, Senior Vice President of Corporate Strategy Planning Department of the same Representative Director and Senior Executive Vice President of the same	0
		< Important concurrent posts > Chairman of The Japan Telecommunications Welfare Association
(Notes)
(a)	There is no special interest between the candidates and the Company.
(b)
Mr. Junnosuke Furukawa is a candidate for Outside Director. Since he has established a prominent career as a corporate manager and has abundant experience and profound knowledge of management, the Company proposes to appoint him as a candidate for Outside Director to enhance the supervisory functions of management. He is presently an Outside Director of the Company, and his total term of office as an Outside Director will be ten (10) years at the close of this Ordinary General Meeting of Shareholders. The Company, pursuant to the Articles of Incorporation of the Company, entered into a Liability Limitation Agreement (Article 427, Paragraph 1 of the Companies Act) with him which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the higher of either 10 million yen or the amount prescribed in Article 427, Paragraph 1 of the Companies Act, provided that he is bona fide and without gross negligence in performing his duties. As the said Liability Limitation Agreement will terminate upon the expiration of his current term of office as an Outside Director, a new Liability Limitation Agreement providing the same is scheduled to be entered into after his assumption of the office of Outside Director. The Company appoints him as our independent Director required to secure by the Tokyo Stock Exchange. If he is appointed as our Director, we will continue to appoint him as our independent Director.

(c)
Mr. Tadashi Okamura is a candidate for Outside Director. Since he has established a prominent career as a corporate manager and has abundant experience and profound knowledge of management, the Company proposes to appoint him as a candidate for Outside Director to enhance the supervisory functions of management. The Company, pursuant to the Articles of Incorporation of the Company, plans to enter into a Liability Limitation Agreement (Article 427, Paragraph 1 of the Companies Act) with him which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the higher of either 10 million yen or the amount prescribed in Article 427, Paragraph 1 of the Companies Act, provided that he is bona fide and without gross negligence in performing his duties after his assumption of the office of Outside Director. If he is appointed as our Director, we will appoint him as our independent Director required to secure by the Tokyo Stock Exchange.

(d)
Mr. Hiroki Watanabe is a candidate for Outside Director. Since he has abundant experience in information technology and telecommunication business, the Company proposes to appoint him as a candidate for Outside Director to enhance the supervisory functions of management. The Company, pursuant to the Articles of Incorporation of the Company, plans to enter into a Liability Limitation Agreement (Article 427, Paragraph 1 of the Companies Act) with him which limits the liability provided for in Article 423, Paragraph 1 of the Companies Act to the higher of either 10 million yen or the amount prescribed in Article 427, Paragraph 1 of the Companies Act, provided that he is bona fide and without gross negligence in performing his duties after his assumption of the office of Outside Director.

END